NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	March 3, 2021

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. CONTRACT TERMINATION

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) announces that the Company has terminated the Technology Development Agreement with the service provider, G & J Technologies Inc. and inventor/innovator Gebhard Wager which has served as the development agreement for the Company's KXI Suspension.

James R. Bond, President and CEO of the Company states that; "As previously announced on January 28, 2021 the Company has, based on R&D results to date, moved from a "concept" light-duty host vehicle to a more robust heavy-duty host vehicle.  The heavy-duty platform represents a much larger and more accessible commercial market opportunity to pursue.  This change in strategic direction is expected to reduce R&D costs as the heavy-duty vehicles feature better transmissions, diesel options, payload capacity and tougher durability.  Going forward the Company will rely on the engineering group of KXI Industries Inc., a wholly owned subsidiary of the Company, that includes professional automotive engineers, software specialists and regulatory experts.  The engineering group is engaged to advance pre-production design specifications that Kelso would not economically achieve on the Company's light-duty platform.  The Company's objective is to ensure that the KXI Suspension provides complete compliance to all federal standards and regional regulations including warranty support from the Company and host vehicle OEMs."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, President and CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company plans to scale the KXI Suspension to a heavy-duty host vehicle; that the heavy-duty vehicle is a much larger and more accessible commercial market opportunity to pursue; that this change in strategic direction is expected to reduce R&D costs because heavy-duty vehicles feature better transmissions, diesel options, payload capacity and tougher durability; that the Company's engineering group are engaged to finalize pre-production KXI design specifications; and that the Company's objective is to ensure the KXI Suspension provides complete compliance to all federal standards and regional regulations including warranty support from the Company and host vehicle OEMs.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the Company may be unable to successfully finalize pre-production KXI Suspension design specifications; that may not successfully complete the requirements of the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States to gain full  approval for the Company's KXI Suspension; that the risk that testing for the safety regulations for Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States may be delayed or cancelled; that the Company's KXI Suspension may not provide the intended economic or operational advantages to customers; that the Company may be unable to grow and sustain anticipated revenue streams because of competition or limited interest in the Company's products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of the Company's market share; costs of production may increase affecting the Company's profitability and the economic viability of the KXI Suspension; the Company may have to incur debt to keep up with costs and/or technological or product development expenses; the Company's intellectual properties in KXI Suspension may be challenged and the Company's KXI Suspension may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com